EXHIBIT (a)(1)(O)

Subject: Late Delivery of Election/Withdrawal Form

Dear [insert Employee Name],

We have received your [Election/Withdrawal] Form on [insert date and time here], which is past the Expiration Date of July 1, 2003, 5:00 p.m. Eastern Daylight Saving Time. Consequently, this [Election/Withdrawal] Form will not be effective and your participation in the Employee Stock Option Exchange Program will be governed by the last Election or Withdrawal Form we received from you prior to the Expiration Date of July 1, 2003, 5:00 p.m. Eastern Daylight Saving Time. If we did not receive a timely and properly submitted Election Form from you prior to the Expiration Date of July 1, 2003, 5:00 p.m. Eastern Daylight Saving Time, you will not be a participant in the Employee Stock Option Exchange Program.

Stock Administration
[Insert contact information here]